United States Securities and Exchange Commission
Washington, DC
FORM ATS-N
Intentional Misstatements or Omissions of Facts May Constitute Criminal Violations
See 18 U.S.C.1001 and 15 U.S.C. 78ff(a)

File No:

Instinet, LLC is making this filing pursuant to the

Rule 304 under the Securities Exchange Act of 1934

• Does the NMS Stock ATS currently operate pursuant to a Form ATS?

Yes☐ No█

Type of Filing (select one)

☐Initial Form ATS-N Rule 304(a)(1)(i)

█Material Amendment Rule 304(a)(2)(i)(A)

☐Updating Amendment Rule 304(a)(2)(i)(B)

☐Correcting Amendment Rule 304(a)(2)(i)(C)

☐Order Display and Fair Access Amendment Rule 304(a)(2)(i)(D)

• Statement about the Form ATS-N Amendment pursuant to Instruction A.7(g) of this form:

This Material Amendment changes the responses to: (i) Part III Item 8 to reduce the permissible minimum order quantity and accept odd-lot orders under 100 shares; (ii) Part III Items 11, 13, and 14 to introduce "Taker Tier" segmentation; and (iii) Part III Item 19 to amend the range of fees the Broker Dealer Operator may charge Subscribers.

The changes in this Material Amendment impact the Broker Dealer Operator and Subscribers.

• Provide the EDGAR accession number for the Form ATS-N filing to be amended:

EDGAR Accession No.: 0000310607-20-000004

Part III: Manner of Operations

Item 8: Order Sizes

a. Does the NMS Stock ATS require minimum or maximum sizes for orders or trading interest?

Yes ■ *No* ☐

If yes, specify any minimum or maximum order or trading interest size requirements and any related handling procedures.

CBX has a minimum order quantity of one share. CBX will reject any order ~~for fewer than 100 shares or~~ greater than 2,147,483,647 shares, or that otherwise exceeds pre-set financial and regulatory risk management controls.

b. If yes to Item 8(a), are the requirements and procedures required to be identified in Item 8(a) the same for all Subscribers and the Broker-Dealer Operator?

Yes ■ *No* ☐

If no, identify and explain any differences.

c. Does the NMS Stock ATS accept or execute odd-lot orders?

Yes ■ *No* ☐

If yes, specify any odd-lot order requirements and related handling procedures (e.g., odd lot treated the same as round lot).

~~While the CBX does not accept odd lots below 100 shares, an odd lot order could be executed as the remaining portion of a mixed lot.~~ There are no special ~~order~~requirements or handling ~~instructions~~procedures for ~~such~~ odd lot orders.

d. If yes to Item 8(c), are the requirements and procedures required to be identified in Item 8(c) the same for all Subscribers and the Broker-Dealer Operator?

Yes ■ *No* ☐

If no, identify and explain any differences.

e. Does the NMS Stock ATS accept or execute mixed-lot orders?

Yes ■ *No* ☐

If yes, specify any mixed lot order requirements and related handling procedures (e.g., mixed lot treated the same as round lot).

There are no special requirements or handling procedures for mixed-lot orders.

If yes, to Item 8(e), are the requirements and procedures required to be identified in 8(e) the same for all Subscribers and the Broker-Dealer Operator?

Yes ■ *No* ☐ *If no, identify and explain any differences.*

Item 11: <u>Trading Services, Facilities and Rules</u>

> a. ***Provide a summary of the structure of the NMS Stock ATS marketplace (<u>e.g.,</u> crossing system, auction market, limit order matching book) and explain the means and facilities for bringing together the orders of multiple buyers and sellers on the NMS Stock ATS.***

~~The~~ CBX is a crossing system which allows Subscribers to enter orders in equity securities for prioritization and interaction with orders of other CBX Subscribers. ~~The~~ CBX matches orders on a continuous basis during its hours of operation. All NMS Stocks are eligible for trading on CBX. CBX does not permit the execution of orders outside the NBBO. CBX does not permit the execution of orders when the NBBO is locked or crossed. <u>Direct Subscribers may designate their liquidity-adding orders, and ILLC may designate the liquidity-adding orders of Indirect Subscribers, as only eligible to interact with orders from certain Taker Tiers (further discussed in Part III Items 13 and 14).</u>

> b. ***Are the means and facilities required to be identified in Item 11(a) the same for all Subscribers and the Broker-Dealer Operator?***

Yes☐ *No*█

<u>Direct Subscribers may designate their liquidity-adding orders, and ILLC may designate the liquidity-adding orders of Indirect Subscribers, as only eligible to interact with orders from certain Taker Tiers (further discussed in Part III Items 13 and 14).</u>

If no, identify and explain any differences.

> c. ***Explain the established, non-discretionary rules and procedures of the NMS Stock ATS, including order interaction rules for the priority, pricing methodologies, allocation, matching, and execution of orders and trading interest, and other procedures governing trading, such as price improvement functionality, price protection mechanisms, short sales, locked-crossed markets, the handling of execution errors, and the time-stamping of orders and executions.***

ORDER INTERACTION: ~~The~~ CBX allocates, matches, and executes orders using price/time priority~~. The~~<u>, subject to the terms of the orders.</u> CBX matches <u>eligible</u> orders on a continuous basis during its hours of operation based on the pricing and priority rules outlined above. For derivatively-priced (e.g., pegged) orders, the time of order receipt will be deemed to be the time of each price change. However, where two pegged orders are deemed to be on time parity, the ATS will treat the order originally received first as having priority; no two orders can enter ~~the~~ CBX at exactly the same time. For passive (i.e., nonmarketable) limit orders priced outside the NBBO, the time of order receipt will be deemed to be the time the order most recently became eligible to be executed at or within the NBBO. Limit orders priced through the NBBO and market orders are treated the same as market pegged orders. ~~The~~ CBX does not permit the execution of orders when the NBBO is locked or crossed.

PRICE IMPROVEMENT: Orders deemed to be removing liquidity from the CBX will receive all available price improvement. For two given orders, the order viewed by the CBX as having been received first will be deemed to be adding liquidity. As noted above, the time of order receipt for any derivatively priced order is deemed to be the time of the most recent reference price change.

PRICE PROTECTION: The CBX offers Subscribers the ability to choose price protection mechanisms in the form of pegged orders. Orders may be pegged to the NBB, NBO or to the midpoint of the NBBO.

COUNTERPARTY TIERING: Subscribers may use CBX's counterparty tiering functionality to restrict eligible counterparties on an order-by-order basis. Specifically, Direct Subscribers may designate their liquidity-adding orders, and ILLC may designate the liquidity-adding orders of Indirect Subscribers, as only eligible to interact with orders from certain Taker Tiers. Taker Tier restrictions operate whenever an order would be deemed to add liquidity; the instruction is disregarded when an order would be deemed to remove liquidity (see Part III Items 13 and 14 for additional information).

SHORT SALES: CBX is designed to operate in compliance with the requirements of Reg. SHO when accepting or executing orders. Accordingly, once a circuit breaker has been triggered, the Rule 201 price test restriction will apply to short sale orders in that security for the remainder of the day and the following day, unless an exemption applies. The CBX accepts orders marked "short exempt" from broker-dealer Subscribers. Such orders will be permitted to execute at the NBB when a circuit breaker is in effect. In the event the NBB is suspended or otherwise unavailable, such orders will be rejected.

EXECUTION ERRORS: For bona fide errors (as defined in FINRA Rule 6191) and other general errors made by ILLC or a client, ILLC handles execution errors occurring within the ATS in accordance with the Firm's internal policies and procedures (the "Error Procedures"). The Error Procedures require that a relevant Principal or delegate be notified of any error occurring within the ATS. For general errors (e.g., technology, administrative) ILLC will determine the best course of action, including cancelling both sides of the erroneous trade, based on internal policy and, on a case-by-case basis, the facts and circumstances of each error. ILLC handles executions at clearly erroneous prices in accordance with the applicable rules of the SRO, including FINRA Rule 11891. Following a determination of erroneous trading by one or more SROs, ILLC will cancel any contemporaneous erroneous trade executed in the ATS.

d. *Are the established, non-discretionary rules and procedures required to be identified in Item 11(c) the same for all Subscribers and the Broker-Dealer Operator?*
Yes☐ No■

If no, identify and explain any differences.

Only broker-dealer Subscribers may submit orders as short-sell exempt.

Item 13: <u>Segmentation; Notice</u>

> a. *Are orders and trading interest in the NMS Stock ATS segmented into categories, classifications, tiers, or levels (<u>e.g.</u>, segmented by type of participant, order size, duration, source, or nature of trading activity)?*
>
> *Yes* ▮ *No* ☐
>
> *If yes, explain the segmentation procedures, including (i) a description for how orders and trading interest are segmented; (ii) identify and describe any categories, classification, tiers, or levels and the types of orders and trading interest that are included in each; (iii) provide a summary of the parameters for each segmented category and length of time each segmented category is in effect; (iv) any procedures for overriding a determination of segmented category; and (v) how segmentation can affect order interaction.*

> ILLC segments Direct Subscribers into three distinct Taker Tiers based upon the results of an objective post-trade analysis of the Subscriber's orders that were deemed to remove liquidity in CBX during a prior period (the "Mark-Out Analysis," further discussed below).

> ILLC does not segment Indirect Subscribers. All Indirect Subscribers are assigned to Taker Tier 1.

> MARK-OUT ANALYSIS: ILLC calculates a price movement metric based on the midpoint price of the relevant security at the time of execution and a weighted average of the security's midpoint prices at various times after the fill (e.g., one second, ten seconds, 60 seconds) (the "Mark-Out"). On a monthly basis, ILLC calculates the average Mark-Out for each Direct Subscriber (or, as further discussed below, for each segment of the Direct Subscriber's order flow) based on the Subscriber's orders that were deemed to remove liquidity from CBX during the prior three (3) calendar months. For two given orders, the order viewed by CBX as having been received first will be deemed to be adding liquidity. As noted above, the time of order receipt for any derivatively priced order is deemed to be the time of the most recent reference price change. Executions occurring before or after market hours are excluded from the calculations, and executions that are anomalous due to unusual market movements (e.g. when a spread or a Mark-Out spread exceeds 5% of the execution price or when the market is crossed at the time of one or more of the post trade Mark-Outs) may also be excluded from the calculations.

> For Direct Subscribers that are broker-dealers, Mark-Out Analysis (and corresponding Taker Tier segmentation) is performed at the MPID level by default. For Direct Subscribers that are not broker-dealers, Taker Tier segmentation is performed at the Subscriber level by default. However, where a Direct Subscriber utilizes one or more FlowID FIX tags for its order flow, that subscriber's Taker Tier segmentation will be assessed at the FlowID FIX tag level. As further detailed in CBX FIX Specification Document, Direct Subscribers may utilize up to four FlowIDs labeled FlowID 1, FlowID 2, FlowID 3 and FlowID 4. Direct Subscribers may also choose to not send a FlowID FIX tag on some or all of their order flow. Broker-dealer Direct

Subscribers may utilize different FlowIDs for each MPID utilized by the Subscriber. For instance, if a broker-dealer Direct Subscriber accesses CBX through two (2) MPIDs, that broker-dealer Direct Subscriber may utilize up to four FlowIDs for each MPID (that is, up to eight (8) FlowIDs in total). Any Direct Subscriber that accesses CBX via direct-FIX connection may utilize the FlowID FIX tag. ILLC may ignore a FlowID created intra-month, or where a FlowID does not otherwise have sufficient volume associated with it, when assessing the Subscriber's Taker Tier.

ILLC does not perform a Mark-Out Analysis for Indirect Subscribers. Accordingly, ILLC does not segment Indirect Subscribers. All Indirect Subscribers are assigned to Taker Tier 1.

ILLC assigns Taker Tiers by sorting Direct Subscribers (or the relevant portion of the Subscriber's order flow) by their Mark-Out scores. The three Taker Tiers are called "1" or Low Impact, "2" or Medium Impact, and "3" or High Impact. Taker Tier 1 contains Subscribers who exhibit the lowest Mark-Out scores (that is, stocks tend to exhibit the least amount of movement in the NBBO over the post-trade Mark-Out time horizons in the removing Subscriber's favor) relative to other Subscribers' liquidity removing flow, and the Taker Tier 3 contains Subscribers who exhibit the highest Mark-Out scores relative to other Subscribers' taking flow. The Taker Tiers are constructed such that approximately 80% of the taking share volume is placed into the Taker Tier 1, approximately 10% of the taking share volume is placed in Taker Tier 2, and approximately 10% of the taking share volume is placed in Taker Tier 3. When a new Direct Subscriber is on-boarded, ILLC will assign the Subscriber a Taker Tier based on ILLC's subjective judgement regarding the expected nature of the Subscribers' order flow. ILLC may periodically reassess and modify the metrics (e.g. Mark-Out time durations, weightings, etc.) used to determine the Taker Tiers.

CBX, by default, will allow a Subscriber's orders to interact with orders from any Subscriber. However, Subscribers may, subject to the below, designate their liquidity-adding orders as only eligible to interact with the orders of Subscribers in specific Taker Tiers (see Part III Section 13 for additional information regarding Taker Tiers). Note that a Taker Tier restriction only applies when the Subscriber's order is deemed to add liquidity. For instance, where Subscriber A designates its liquidity-adding orders as only eligible to interact with Taker Tier 1 orders, Subscriber A's order may nevertheless interact with Taker Tiers 2 and 3 when Subscriber A's order is deemed to remove liquidity.

Direct Subscribers may designate their liquidity-adding orders as only eligible to interact with one or more Taker Tiers through the use of a unique FIX tag. Indirect Subscribers may not designate their liquidity-adding orders as only eligible to interact with one or more Taker Tiers. However, the Indirect Subscriber's manner of order entry to CBX (e.g., SOR or Experts) as well as the specific SOR configuration or Experts strategy utilized, may include instructions that limit the Taker Tier(s) with which a liquidity providing order may interact. Such order instructions are made at ILLC's sole discretion.

    b. ***If yes to Item 13(a), is the segmentation of orders and trading interest the same for all Subscribers and the Broker-Dealer Operator?***

Yes☐ No■

If no, identify and explain any differences.

When a new Direct Subscriber is on-boarded, ILLC will assign the Subscriber a Taker Tier based on ILLC's subjective judgement regarding the expected nature of the Subscriber's order flow. Otherwise, all Direct Subscribers are segmented into one or more Taker Tiers in accordance with the Mark-Out analysis discussed above.

ILLC does not perform a Mark-Out analysis on Indirect Subscribers. All Indirect Subscribers are assigned to Taker Tier 1.

Direct Subscribers may designate their liquidity-adding orders as only eligible to interact with one or more Taker Tiers through the use of a unique FIX tag. Indirect Subscribers may not designate their liquidity-adding orders as only eligible to interact with one or more Taker Tiers. However, the Indirect Subscriber's manner of order entry to CBX (e.g., SOR or Experts) as well as the specific SOR configuration or Experts strategy utilized, may include instructions that limit the Taker Tier(s) with which a liquidity providing order may interact. Such order instructions are made at ILLC's sole discretion.

c. *Does the NMS Stock ATS identify orders or trading interest entered by a customer of a broker-dealer on the NMS Stock ATS as a customer order?*

Yes☐ No■

d. *If yes to Item 13(a), does the NMS Stock ATS disclose to any Person the designated segmented category, classification, tier, or level of orders and trading interest?*

Yes■ No☐

If yes, provide a summary of the content of the disclosure, when and how the disclosure is communicated, who receives it, and whether and how such designation can be contested.

Upon written request, ILLC will inform a Subscriber of its designated Taker Tier(s) for its order flow to CBX. A Subscriber cannot contest its designated Taker Tier.

e. *If yes to Item 13(d), are the disclosures required to be identified in 13(d) the same for all Subscribers and the Broker-Dealer Operator?*

Yes☐ No☐

If no, identify and explain any differences.

Item 14: Counter-Party Selection

a. *Can orders or trading interest be designated to interact or not interact with certain orders or trading interest in the NMS Stock ATS (e.g., designated to execute against a specific Subscriber's orders or trading interest or prevent a Subscriber's order from executing against itself)?*

Yes■ No☐

If yes, explain the counter-party selection procedures, including how counter-parties can be selected, and whether the designations affect the interaction and priority of trading interest in the ATS.

~~The~~SELF-CROSSING: CBX, by default, ~~will allow~~allows orders submitted by the same Subscriber to cross. Subscribers may, however, elect to prevent orders submitted by the same Subscriber from interacting with one another ("Self-Crossing Prevention").

b. *If yes to Item 14(a), are the procedures for counter-party selection required to be identified in Item 14(a) the same for all Subscribers and the Broker-Dealer Operator?*
Yes☒ No☐

If no, identify and explain any differences.

Item 19: *Fees*

a. *Identify and describe any fees or charges for use of the NMS Stock ATS services, including the type of fees (e.g., subscription, connectivity), the structure of the fees (e.g., fixed, volume-based, transaction-based), variables that impact the fees (e.g., types of securities traded, block orders, form of connectivity to the ATS), differentiation among types of Subscribers (e.g., broker-dealers, institutional investors, retail) and range of fees (e.g., high and low).*

~~Instinet does not charge CBX Subscribers access fees (e.g. monthly access fees, hookup fees, port fees, or connection fees). ILLC charges each Subscriber $0.0010 per share for all executions in the CBX.~~

Subscribers are not charged fees to access CBX (e.g., monthly access fees, hookup fees, port fees, or connection fees). ILLC charges Subscribers per share fees for executions in CBX. Per share fees are not standardized, are individually negotiated, and may differ depending on the means of accessing the ATS (i.e., Direct vs Indirect). Per share fees charged to Direct Subscribers accessing the ATS through a direct connection (rather than through an Instinet Trading Product or by submitting their order flow to an Instinet Trading Desk) range between $0.00 and $0.025. Factors that impact the fees charged may include, but are not limited to, whether the Subscriber elects All-In or Cost Plus pricing, the volume of trades the Subscriber executes in CBX or with Instinet generally, and the Subscriber's order characteristics (e.g, order capacity, adding or removing liquidity, whether the orders generally meet the definition of a "Retail Investor Order" under FINRA Rule 6191).

b. *Identify and describe any fees or charges for use of the NMS Stock ATS services that are bundled with the Subscriber's use of non-ATS services or products offered by the Broker-Dealer Operator or its Affiliates, including a summary of the bundled services and products, the structure of the fee, variables that impact the fee, differentiation among types of Subscribers, and range of fees.*

Fees charged for Indirect Subscriber order flow (orders and trading interest routed by an Instinet Trading Product or by submitting their order flow to an Instinet Trading Desk) are not standardized and are individually negotiated.

ILLC generally operates under two pricing models, All-In and Cost Plus. Clients utilizing the All-In pricing model pay an agreed upon per-share commission regardless of destination. Under this pricing model, the cost of execution is included in the client's negotiated commission rate ($0.0001 – $0.10 per share).

~~Clients~~Subscribers utilizing the Cost Plus model would pay the cost of execution plus commission (e.g. client would pay $0.0010 per share for executions in ~~the~~ CBX plus that client's individually negotiated commission). Under the Cost Plus model, ILLC charges a $0.0001 – $0.10 per share commission in addition to the per-share fee for executions in ~~the~~ CBX.

The variables that impact pricing include the expected trading volume of the ~~client~~Subscriber and the level of service ~~required by each client~~it requires, including, but not limited to, ~~Subscriber~~ clearing type, whether ~~a client~~it will utilize ILLC execution ~~services, research~~ services, analytics tools, Instinet Experts, or OMS/EMS systems. Additionally, the level of custom modifications to each product requested by the client may impact pricing. ~~Each~~A client's ~~category (~~classification as broker-dealer or institutional~~)~~ is not considered ~~in each such clients~~with respect to its commission rates.

c. *Identify and describe any rebate or discount of fees or charges required to be identified in Items 19(a) and 19(b), including the type of rebate or discount, structure of the rebate or discount, variables that impact the rebate or discount, differentiation among types of Subscribers, and range of rebate or discount.*

ILLC does not offer rebates or discounted fees for trading in ~~the~~ CBX.